Exhibit 7.2

EXHIBITS	RATIOS OF EARNINGS UNDER US GAAP TO FIXED CHARGES	Exhibit 7.2

	Year ended 31st December
	2004	2003	2002	2001	2000
	(in £ millions except for ratios)
Fixed Charges
Total Interest excluding interest on trading liabilities and interest on deposits	1,946	1,732	1,896	2,532	1,849
Interest on trading liabilities	7,414	4,933	4,297	5,824	5,024
One third of rental expense	91	85	87	95	74

Total fixed charges excluding interest on deposits	9,451	6,750	6,280	8,451	6,947
Interest on deposits and current accounts	4,741	3,944	3,811	4,818	4,778

Total fixed charges including interests on deposits	14,192	10,694	10,091	13,269	11,725

EARNINGS
Income before taxes and minority interests (a)	4,603	3,845	3,205	3,425	3,392
UK/US GAAP adjustments (b)	(234)	(1,544)	261	396	(83)
Payments to Reserve Capital Instrument holders	137	145	149	138	47

	4,506	2,446	3,615	3,959	3,356
Fixed charges excluding interests on deposits	9,451	6,750	6,280	8,451	6,947

	13,957	9,196	9,895	12,410	10,303

Less
Unremitted pre-tax loss/(income) of associated companies and joint ventures	(44)	(21)	11	13	14

Total earnings excluding interest on deposits	13,913	9,175	9,906	12,423	10,317
Interest on deposits and current accounts	4,741	3,944	3,811	4,818	4,778

Total earnings including interest on deposits	18,654	13,119	13,717	17,241	15,095

RATIO OF EARNINGS TO FIXED CHARGES
Excluding interest on deposits	1.47	1.36	1.58	1.47	1.49

Including interest on deposits	1.31	1.23	1.36	1.30	1.29

Notes

a)	There was a difference in the income before tax and minority interests in 2004 between Barclays PLC and Barclays Bank PLC of £9m (2003: nil, 2002-2001 £2m, 2000: nil). There is no impact on the above ratios as a result of this difference.

b)	For a discussion of significant differences between UK GAAP and US GAAP and a reconciliation of net income between amounts calculated under UK GAAP and those estimated under US GAAP, see note 52 of the accounts included herein.